Exhibit 12.1
SunGard Capital Corp.
SunGard Capital Corp. II
SunGard Data Systems Inc.
Computation of Ratio of Earnings to Fixed Charges (Unaudited)
($ in millions)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2009	2010	2009	2010

Fixed charges
Interest expense	$151	$149	$433	$446
Amortization of debt issuance costs and debt discount	11	11	31	33
Portion of rental expense representative of interest	20	20	60	59

Total fixed charges	$182	$180	$524	$538

Earnings
Income (loss) before income taxes	$(43)	$(388)	$(93)	$(492)

Fixed charges per above	182	180	524	538

Total earnings	$139	$(208)	$431	$46

Ratio of earnings to fixed charges	*	*	*	*

*
Earnings for the three months ended September, 2009 and 2010 and for the nine months ended September 30, 2009 and 2010 were inadequate to cover fixed charges by $43 million, $388 million, $93 million and $492 million, respectively.